Exhibit 99.1

18 December 2023

Tremor International Ltd
("Tremor" or the "Company")

Israeli Court Share Repurchase Approval and Launch of New $20 Million Ordinary Share Repurchase
Program

The Ordinary Share repurchase program will be financed through existing cash resources and will begin on 20 December 2023

Tremor International Ltd. (AIM/NASDAQ: TRMR) (“Tremor” or the “Company”), a global leader in data-driven video and Connected TV (“CTV”) advertising technology offering a unified platform that enables advertisers to optimize campaigns and media companies to maximize inventory yield, announces that its motion filed with the Israeli court to authorize the Company to repurchase a further $20 million of its Ordinary Shares from time-to-time through 18 June 2024 has been approved.

Following the Israeli court approval, the Company’s Board of Directors approved the new $20 million share repurchase program under which Tremor is authorized to purchase up to $20 million of its Ordinary Shares.

The initiation of this further share repurchase program follows two recently completed programs in which the Company repurchased approximately $95 million of its Ordinary Shares, representing roughly 13% of shares outstanding, from March 1, 2022 through March 31, 2023.

The Company’s Board of Directors also indicates that, should the Company’s Ordinary Shares continue to trade at prices the Company believes reflect discounted valuation levels, and if the Company remains cash generative in the future, it will consider launching additional future share repurchase programs following the completion of the impending $20 million Ordinary Share repurchase program, and seek further approvals from the Israeli Court as required. The Company’s Board of Directors believes repurchasing the Company’s shares at what it believes reflects discounted valuation levels represents a strong investment opportunity that can generate long-term value for its shareholders.

About the Ordinary Share Repurchase Program

•	The Board has authorized Tremor to purchase up to $20 million of its Ordinary Shares on the AIM Market (the “Authority”) and the repurchase program will be financed through existing cash reserves.
•	The repurchase program will begin on 20 December 2023 and will continue until the earlier of either 18 June 2024, or until it has been completed.
•
The repurchase program will be independently managed by Cavendish Capital Markets Limited, the Company's AIM broker, which will make trading decisions independently and without the influence of the Company.

•	The maximum price paid per Ordinary Share is to be no more than 105% of the average middle market closing price of an Ordinary Share on AIM for the five business days preceding the date of purchase.
•
Share repurchases will be made in accordance with applicable securities laws and regulations, and any Ordinary Shares acquired as a result of the repurchase program will be announced to the market without delay.

•
Any Ordinary Shares acquired as a result of the repurchase program will be reclassified as dormant shares under the Israeli Companies Law (without any rights attached thereon) and will be held in treasury.

•
The share repurchase program does not obligate Tremor to repurchase any particular amount of Ordinary Shares and the program may be suspended, modified, or discontinued at any time at the Company’s discretion (if not in a close period), subject to applicable law.

•
Due to the limited liquidity in the issued Ordinary Shares, any repurchase of Ordinary Shares pursuant to the Authority on any trading day may represent a significant proportion of the daily trading volume in the Ordinary Shares on AIM and may exceed 25% of the average daily trading volume, being the limit laid down in Article 5(1) of Regulation (EU) No 596/2014 and, accordingly, the Company will not benefit from the exemption contained in this Article.

About Tremor International

Tremor International, the parent Company of the Nexxen portfolio of advertising technology products and platforms, empowers advertisers, agencies, publishers, and broadcasters around the world to utilize video and Connected TV in the ways that are most meaningful to them. Comprised of a demand-side platform (DSP), supply-side platform (SSP), ad server and data management platform (DMP), Tremor International, through its Nexxen-branded products and platforms, delivers a flexible and unified technology stack with advanced and exclusive data at its core. The Company's robust capabilities span discovery, planning, activation, measurement, and optimization - available individually or in combination - all designed to enable partners to reach their goals, no matter how far-reaching or hyper niche they may be.

Tremor International is headquartered in Israel and maintains offices throughout the United States, Canada, Europe, and Asia-Pacific, and is traded on the London Stock Exchange (AIM: TRMR) and NASDAQ (TRMR).

For more information, visit www.tremorinternational.com and to learn more about the Company's recent rebranding, please visit www.nexxen.com.

For further information please contact:

Tremor International Ltd.
Billy Eckert, Vice President of Investor Relations
ir@tremorinternational.com

KCSA (U.S. Investor Relations)
David Hanover, Investor Relations
tremorir@kcsa.com

Vigo Consulting (U.K. Financial PR & Investor Relations)
Jeremy Garcia / Peter Jacob / Aisling Fitzgerald
Tel: +44 20 7390 0230 or tremor@vigoconsulting.com

Cavendish Capital Markets Limited
Jonny Franklin-Adams / Charlie Beeson / George Dollemore (Corporate Finance)
Tim Redfern / Harriet Ward (ECM)
Tel: +44 20 7220 0500

PR Contact
Caroline Smith
VP, Communications, Nexxen
csmith@nexxen.com

Forward Looking Statements

This press release contains forward-looking statements, including forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities and Exchange Act of 1934, as amended. Forward-looking statements are identified by words such as "anticipates," "believes," "expects," "intends," "may," "can," "will," "estimates," and other similar expressions. However, these words are not the only way Tremor identifies forward-looking statements. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including without limitation statements regarding the new share repurchase program, and future potential share repurchase programs, and the manner in which they may be implemented, and the benefits to the Company and its shareholders, if any, of such programs. These statements are neither promises nor guarantees but involve known and unknown risks, uncertainties and other important factors that may cause Tremor's actual results, performance, or achievements to be materially different from its expectations expressed or implied by the forward-looking statements. Tremor cautions you not to place undue reliance on these forward-looking statements. For a more detailed discussion of these factors, and other factors that could cause actual results to vary materially, interested parties should review the risk factors listed in Tremor's most recent Annual Report on Form 20-F, which was filed with the U.S. Securities and Exchange Commission (www.sec.gov) on March 7, 2023. Any forward-looking statements made by Tremor in this press release speak only as of the date of this press release, and Tremor does not intend to update these forward-looking statements after the date of this press release, except as required by law.

Tremor, and the Tremor logo are trademarks of Tremor International Ltd. in the United States and other countries. All other trademarks are the property of their respective owners. The use of the word “partner” or “partnership” in this press release does not mean a legal partner or legal partnership.